Exhibit (b)(ii)

ABLECO, L.L.C.

299 Park Avenue

New York, New York 10171

June 3, 2010

Wellspring Omni Acquisition Corporation

c/o Wellspring Capital Management LLC

390 Park Avenue

New York, New York 10022

Attention: Joshua Cascade and Russell Gehrett

Re:	Financing Commitment

Dear Gentleman:

Wellspring Omni Acquisition Corporation, a Delaware corporation (“AcquisitionCo” or the “Company”), organized by Wellspring Capital Management LLC, a Delaware limited liability company (together with its affiliates and assigns, “Wellspring”), has advised Ableco, L.L.C., a Delaware limited liability company (together with its affiliates, the “Lender”), that the Company will acquire (the “Acquisition”) all of the outstanding capital stock of OMNI Energy Services Corp, a Louisiana corporation (“Omni” and, upon the consummation of the merger of AcquisitionCo or AcquisitionCo’s merger subsidiary with and into Omni, a “Borrower,” and together with certain subsidiaries of Omni, collectively, the “Borrowers”) pursuant to the merger of AcquisitionCo with and into Omni, and that in conjunction with an investment by Wellspring (either in the form of cash equity or PIK subordinated debt) in the Borrowers of no less than $60,000,000 and a contribution in the case of certain existing investors of “rollover equity” (collectively, the “Equity Investment”), the Borrowers require financing (i) to fund a portion of the purchase price of the Acquisition, (ii) to pay fees and expenses related to the financing contemplated by this commitment letter and Acquisition, and (iii) to fund the Borrowers’ and their subsidiaries’ ongoing working capital requirements. The Lender is pleased to advise you that the Lender hereby commits to provide the Borrowers with a senior secured financing facility in the maximum aggregate amount of $65,000,000 (the “Financing Facility”) substantially on the terms and conditions set forth in the Outline of Terms and Conditions attached hereto as Exhibit B (the “Term Sheet”). The Financing Facility will consist of (a) a revolving credit facility of up to $20,000,000 outstanding at any time, and (b) a term loan facility in an aggregate principal amount of $45,000,000. Subject to the provisions and limitations set forth in paragraph 6 of this commitment letter, all obligations of the Borrowers under the Financing Facility will be guaranteed by each domestic subsidiary of Omni1 that is not a Borrower and designated by the Lender in consultation with the Company (each a “Guarantor”

[1]

For the avoidance of doubt, companies in which Omni owns directly or indirectly less than 50.1% of the voting capital stock or does not otherwise control shall not be Guarantors under the Financing Facility.

Wellspring Omni Acquisition Corporation

June 3, 2010

and collectively, the “Guarantors”) and secured by a first priority lien on, and security interest in, substantially all assets of the Borrowers and the Guarantors (but limited to 65% of the voting stock of any first tier foreign subsidiary of the Borrowers). The Lender’s commitment to provide the Financing Facility is subject in all respects to satisfaction of the terms and conditions contained in this commitment letter and in the Term Sheet.

The Company acknowledges that this commitment letter and the Term Sheet does not include all of the provisions (other than conditions precedent and financial covenants) which would be contained in the definitive legal documentation for the Financing Facility. The loan documentation for the Financing Facility will include, in addition to the provisions that are summarized in this commitment letter and the Term Sheet, provisions (other than conditions precedent and financial covenants) that are customary or typical for this type of financing transaction so long as such additional provisions are not inconsistent with the provisions set forth in this commitment letter and the Term Sheet. Such definitive loan documentation shall be in form and substance reasonably satisfactory to the Lender.

By its execution hereof and its acceptance of the commitment contained herein, the Company agrees to indemnify and hold harmless the Lender and each of its assignees and affiliates and their respective directors, partners, members, officers, employees and agents (each an “Indemnified Party”) from and against any and all losses, claims, damages, liabilities or other reasonable and documented out-of-pocket expenses to which such Indemnified Party may become subject, insofar as such losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) or other reasonable and documented out-of-pocket expenses arise out of or in any way relate to or result from, this commitment letter, the Acquisition or the extension of the Financing Facility contemplated by this commitment letter, or in any way arise from any use or intended use of this commitment letter, the Acquisition or the proceeds of the Financing Facility contemplated by this commitment letter, and the Company agrees to reimburse each Indemnified Party for reasonable and documented legal fees and out-of-pocket expenses of one outside counsel and one counsel in each relevant jurisdiction and other reasonable and documented out-of-pocket expenses incurred in connection with investigating, defending or participating in any such loss, claim, damage, liability or action or other proceeding (whether or not such Indemnified Party is a party to any action or proceeding out of which indemnified expenses arise), but excluding therefrom all expenses, losses, claims, damages and liabilities which are finally determined in a non-appealable decision of a court of competent jurisdiction to have resulted solely (i) from the gross negligence or willful misconduct of the Indemnified Party, (ii) from a breach of the Lender’s obligations under this commitment letter or the Financing Facility or (iii) out of any loss, claim, damage, litigation, investigation or proceeding that does not involve an act or omission of you or any of your affiliates and that is brought by an Indemnified Party against another Indemnified Party. In the event of any litigation or dispute involving this commitment letter or the Financing Facility, the Lender shall not be responsible or liable to the Company, the Borrowers, any Guarantor, or any other person for any special, indirect, consequential, incidental or punitive damages. In addition, the Company agrees to reimburse the Lender for all reasonable and documented fees and out-of-pocket expenses (the “Expenses”) incurred by or on behalf of the Lender in connection with the negotiation,

Wellspring Omni Acquisition Corporation

June 3, 2010

preparation, execution and delivery of this commitment letter, the Term Sheet and any and all definitive documentation relating hereto and thereto, including, but not limited to, the reasonable and documented fees and out-of-pocket expenses of one outside counsel to the Lender and one local counsel in each relevant jurisdiction and the reasonable and documented fees and out-of-pocket expenses incurred by the Lender in connection with any due diligence, collateral reviews, desk top appraisals, valuations and field examinations; provided, (i) the Lender will provide the Company and Wellspring with written notice prior to the occurrence by or on behalf of the Lender of Expenses in an amount greater than the Deposit (as defined below), and (ii) the Company shall not be responsible for the portion of Expenses (if any) incurred prior to the signing of this commitment letter that exceeds the amount of the Deposit. The obligations of the Company under this paragraph shall terminate upon the execution of definitive documentation for the Financing Facility wherein the Borrowers agree to assume such obligations.

Prior to the date hereof, the Company paid to the Lender an expense deposit of $150,000 (the “Deposit”) to fund Expenses incurred by or on behalf of the Lender. If less than $150,000 of Expenses are incurred by or on behalf of the Lender, the unused portion of the Deposit will be returned to the Company. Prior to the termination of this commitment letter, the Lender may request, and the Company shall forthwith pay to the Lender, in immediately available funds, an additional expense deposit (in increments to be mutually agreed upon) if the amount of Expenses incurred or to be incurred by the Lender in connection with the Financing Facility exceeds or will exceed the amount of the Deposit. The Deposit will not be segregated and may be commingled with other funds and the Company will not be entitled to receive interest on the Deposit.

The Lender’s commitment to provide the Financing Facility is subject to (i) the negotiation, execution and delivery of definitive loan documentation in form and substance reasonably satisfactory to the Lender, its counsel and Wellspring, (ii) the reasonable satisfaction of the Lender that since the date hereof there has not occurred a Company Material Adverse Effect (as defined in the Acquisition Agreement (as defined in the Term Sheet) as in effect on the date hereof), and (iii) the satisfaction of the conditions set forth in the Term Sheet, as determined by the Lender in its reasonable discretion.

Notwithstanding anything in this commitment letter (including the Term Sheet) to the contrary, (i) the only representations and warranties relating to the Borrowers, their subsidiaries and their businesses the making of which shall be a condition to the availability of the Financing Facility on the Closing Date (as defined in the Term Sheet) shall be (A) the representations made by the Borrowers in the Acquisition Agreement, but solely to the extent that you have the right to terminate your obligations under the Acquisition Agreement as a result of Borrowers’ inability to satisfy any such representation without regard to the Company’s waiver of such representation (it being understood that the Company shall not waive compliance with any such representation without the Lender’s written consent) and (B) the Specified Representations (as defined below), and (ii) the terms and provisions of the definitive loan documentation for the Financing Facility shall be in a form such that they do not impair the availability of the Financing Facility on the Closing Date if the conditions set forth herein are

Wellspring Omni Acquisition Corporation

June 3, 2010

satisfied (it being understood that, to the extent any Collateral (as defined in the Term Sheet) (other than assets pursuant to which a lien may be perfected by the filing of a financing statement under the Uniform Commercial Code) is not provided on the Closing Date after you use commercially reasonable efforts to do so, the delivery of such Collateral shall not constitute a condition precedent to the availability of the Financing Facility on the Closing Date but shall be required to be delivered after the Closing Date pursuant to the terms contained in the Term Sheet). For the purposes hereof, “Specified Representations” means the representations and warranties of the Borrowers set forth in the Term Sheet relating to organization, corporate power and authority, non-contravention and enforceability of the Acquisition Agreement and the definitive documentation evidencing the Financing Facility, receipt of governmental and shareholder approvals (it being understood that such representation shall be in form and substance substantially identical to clause (f) under the “Conditions Precedent” section of the Term Sheet), in each case as they relate to entering into and performance of the Acquisition Agreement and the Financing Facility, Federal Reserve margin regulations, Investment Company Act, solvency on a consolidated basis, use of proceeds, the status of the Financing Facility as senior debt and, subject to the limitations set forth in the previous sentence, the perfection of the security interests granted in the Collateral.

The Company represents and warrants that to the best of its knowledge (i) all written information and other materials concerning the Company, Omni, any other Borrower or any Guarantor (collectively, the “Information”) which has been, or is hereafter, made available by, or on behalf of the Company, Omni or any of their respective subsidiaries (other than projections and information of a general economic nature) is, or when delivered will be, when considered as a whole, complete and correct in all material respects and does not, or will not when delivered, contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statement has been made and (ii) to the extent that any such Information contains projections, such projections were prepared in good faith on the basis of (A) assumptions, methods and tests stated therein which are believed by the Company to be reasonable at the time such projections were prepared and (B) information believed by the Company to have been accurate based upon the information available to the Company at the time such projections were furnished to the Lender (it being understood that such projections are not to be viewed as facts and that actual results may differ materially from projected results). The Company agrees that if at any time prior to the Closing Date, any of the representations in the preceding sentence would be incorrect in any material respect if the information and projections were being furnished, and such representations were being made, at such time, then the Company will promptly supplement, or cause to be supplemented, the information and projections so that such representations will be correct in all material respects under those circumstances after giving effect to such supplements.

This commitment letter is delivered to the Company upon the condition that, prior to its acceptance of this offer and the Deposit, neither the existence of this commitment letter or the Term Sheet, nor any of their contents, shall be disclosed by the Company, Omni, any other Borrower or any Guarantor or any of their affiliates, except as may be compelled to be disclosed

Wellspring Omni Acquisition Corporation

June 3, 2010

in a judicial or administrative proceeding or as otherwise required by law or, on a confidential and “need to know” basis, solely to the directors, officers, employees, advisors and agents of the Company and Omni. In addition, the Company agrees, on behalf of itself, Omni and the other Borrowers and the Guarantors, that it will (i) consult with the Lender prior to the making of any filing or public announcement in which reference is made to the Lender or the commitment contained herein, and (ii) obtain the prior approval of the Lender before releasing any filing or public announcement in which reference is made to the Lender or to the commitment contained herein, except for, in the case of this clause (ii), any filing or public announcement that is required to be filed or made by law, securities regulation or any stock exchange rule. The Company acknowledges that the Lender and its affiliates may now or hereafter provide financing or obtain other interests in other companies in respect of which the Company or its affiliates may be business competitors, and that the Lender and its affiliates will have no obligation to provide to the Company or any of its affiliates any confidential information obtained from or in respect of such other companies.

Notwithstanding anything herein to the contrary, the commitment issued hereunder is not conditioned on a successful syndication of the Financing Facility and the Lender shall not be released from its commitment by any such syndication unless and until the applicable assignee fully funds its commitment.

The offer made by the Lender in this commitment letter shall expire, unless otherwise agreed by the Lender in writing, at 5:00 p.m. (New York City time) on June 3, 2010, unless prior thereto the Lender has received (A) a copy of this commitment letter, signed by the Company accepting the terms and conditions of this commitment letter and the Term Sheet, (B) a copy of that certain side letter agreement, dated as of the date hereof, signed by Wellspring accepting the obligations set forth in such side letter agreement and (C) the Deposit, in immediately available funds in accordance with the wire instructions set forth on Exhibit A hereto. The commitment by the Lender to provide the Financing Facility shall expire upon the earlier of (w) the termination of the Acquisition Agreement in accordance with its terms or the abandonment of the Acquisition, (x) the closing of the Acquisition without the use of the Financing Facility proposed by this commitment letter, (y) the occurrence of a Company Material Adverse Effect as determined by the Lender (in its reasonable discretion), and (z) 5:00 p.m. (New York City time) on December 1, 2010, unless prior thereto, definitive loan documentation shall have been agreed to in writing by all parties and the conditions set forth therein shall have been satisfied (it being understood that the Company’s obligation to pay all amounts in respect of indemnification and Expenses shall survive termination of this commitment letter, subject to the final sentence of the third paragraph hereof).

The Lender hereby notifies the Company that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Act”) and other applicable law relating to money laundering and terrorist financing, the Lender and each other lender to the proposed Financing Facility may be required to obtain, verify and record information that identifies the Company, Omni, each other Borrower and each Guarantor, which information includes the name and address of the Company, Omni, each other Borrower and

Wellspring Omni Acquisition Corporation

June 3, 2010

each Guarantor and other information that will allow the Lender and each other lender to the proposed Financing Facility to identify the Company, Omni, each other Borrower and each Guarantor in accordance with the Act and such other applicable law. This notice is given in accordance with the requirements of the Act and is effective for the Lender.

As you know, the Lender may from time to time effect transactions, for its own account or the account of customers, and hold positions in loans or options on loans of Omni and other companies that may be the subject of this arrangement. In addition, the Lender may employ the services of its affiliates in providing certain services hereunder and may exchange with such affiliates information concerning Omni and other companies that may be the subject of this arrangement, and such affiliates shall be entitled to the benefits afforded to the Lender hereunder.

This commitment letter, including the attached Term Sheet (i) supersedes all prior discussions, agreements, commitments, arrangements, negotiations or understandings, whether oral or written, of the parties with respect thereto, (ii) shall be governed by the law of the State of New York, without giving effect to the conflict of laws provisions thereof that would require the application of the laws of another jurisdiction, (iii) shall be binding upon the parties and their respective successors and assigns, (iv) may not be relied upon or enforced by any other person or entity, and (v) may be signed in multiple counterparts and delivered by facsimile or other electronic transmission, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. If this commitment letter becomes the subject of a dispute, each of the parties hereto hereby waives trial by jury. To the fullest extent permitted by applicable law, the parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any New York State court or Federal court sitting in the County of New York in respect of any suit, action or proceeding arising in connection with or as a result of either this arrangement or any matter referred to in this commitment letter or the Fee Letter and irrevocably agrees that all claims in respect of such suit, action or proceeding may be heard and determined in any such court.

This commitment letter may be amended, modified or waived only in a writing signed by each of the parties hereto.

[Remainder of Page Intentionally Left Blank.]

Wellspring Omni Acquisition Corporation

June 3, 2010

Should the terms and conditions of the offer contained herein meet with your approval, please indicate your acceptance by signing and returning a copy of this letter to the Lender, a copy of that certain side letter agreement, dated as of the date hereof, signed by Wellspring accepting the obligations set forth therein and wiring the Deposit, in immediately available funds, in accordance with the wire instructions set forth on Exhibit A hereto.

Very truly yours,

ABLECO, L.L.C.

By:
	Name:	Kevin P. Genda
	Title:	Senior Managing Director

Agreed and accepted on this

     day of June 2010:

WELLSPRING OMNI ACQUISITION CORPORATION

By:
Name:
Title:

Signature Page to Commitment Letter

Wellspring Omni Acquisition Corporation

June 3, 2010

Should the terms and conditions of the offer contained herein meet with your approval, please indicate your acceptance by signing and returning a copy of this letter to the Lender, a copy of that certain side letter agreement, dated as of the date hereof, signed by Wellspring accepting the obligations set forth therein and wiring the Deposit, in immediately available funds, in accordance with the wire instructions set forth on Exhibit A hereto.

Very truly yours,

ABLECO, L.L.C.

By:
Name:
Title:

Agreed and accepted on this

3rd day of June 2010:

WELLSPRING OMNI ACQUISITION CORPORATION

By:
	Name:	Joshua C. Cascade
	Title:	Secretary & Treasurer

Signature Page to Commitment Letter

Exhibit A

ABLECO, L.L.C.

WIRE INSTRUCTIONS

Exhibit B

OMNI Energy Services Corp.

Outline of Terms and Conditions for Financing Facility

This Outline of Terms and Conditions is part of the commitment letter, dated June 3, 2010 (the “Commitment Letter”), addressed to Wellspring Omni Acquisition Corporation, a Delaware corporation (“AcquisitionCo” or the “Company”) by Ableco, L.L.C., a Delaware limited liability company (together with its affiliates, the “Lender”) for the purpose of acquiring all of the outstanding capital stock of Omni Energy Services Corp, a Louisiana corporation (“Omni” and, upon the consummation of the merger of AcquisitionCo or AcquisitionCo’s merger subsidiary with and into Omni, a “Borrower”) and is subject to the terms and conditions of the Commitment Letter. Capitalized terms used herein shall have the meanings set forth in the Commitment Letter unless otherwise defined herein.

BORROWERS:	Omni and certain subsidiaries of Omni designated by the Lender in consultation with the Company (each a “Borrower,” and collectively, the “Borrowers”).

GUARANTORS:	All domestic subsidiaries of the Borrowers designated by the Lender in consultation with the Company (together with the Borrowers, each a “Loan Party,” and collectively, the “Loan Parties”).

LENDER:	The Lender or affiliates thereof, and such other lenders designated by Ableco, L.L.C. One or more of such lenders may act as agent for such lenders.

FINANCING FACILITY:

A $65,000,000 senior secured credit facility consisting of (i) a revolving credit facility in an amount of up to $20,000,000 (the “Revolving Credit Facility”) and (ii) a term loan facility in an aggregate principal amount of $45,000,000 (the “Term Loan Facility,” and together with the Revolving Credit Facility, the “Financing Facility”).

Revolving Credit Facility:

A Revolving Credit Facility of up to $20,000,000. Aggregate revolving credit loans (the “Revolving Loans”) under the Revolving Credit Facility shall be limited to an amount at any time outstanding not to exceed the lesser of (A) the sum of (i) up to 85% of eligible accounts receivable of the Borrowers not older than ninety (90) days from the invoice date and net of customary reserves, including, without limitation, a dilution reserve (as described below), plus (ii) $10,000,000 and (B) the trailing ninety (90) days revenues of the Loan Parties (collectively, the “Borrowing Base”). No more than $5,000,000 of Revolving Loans shall be drawn on the Closing Date (as defined below).

Eligible accounts receivable shall be defined in a manner reasonably satisfactory to the Lender and the Borrowers and valued based upon the results of the Lender’s field examination, audit and appraisal. In addition, the Lender will have the right to establish reserves in the reasonable business judgment of the Lender which are customary in transactions of this nature.

For purposes of the Borrowing Base, dilution reserve shall be defined to mean, as of any date of determination, an amount sufficient to reduce the advance rate against eligible accounts receivable by 1 percentage point for each percentage point by which dilution is in excess of 5.0%. For purposes of the Borrowing Base, dilution shall mean a percentage, based upon the experience of the immediately prior ninety (90) consecutive days, that is the result of dividing the dollar amount of (a) discounts, advertising allowances, credits, or other similar items that are granted in the ordinary course of business with respect to the Borrowers’ accounts receivable during such period, by (b) the Borrowers’ billings with respect to accounts receivable during such period.

Term Loan Facility:

A Term Loan Facility in an aggregate principal amount of $45,000,000. A term loan (the “Term Loan,” and together with the Revolving Loans, collectively, the “Loans”) shall be made on the Closing Date. In the event of any reduction in the Merger Consideration (as defined in the Acquisition Agreement as in effect on the date hereof), the amount of the Term Loan shall be ratably reduced.

Lender may divide the Term Loan into two or more loans so long as such action does not cause any adverse economic impact to the Borrowers.

TERM:	The Financing Facility shall terminate on the fifth (5th) anniversary of the Closing Date (the “Maturity Date”).

MANDATORY AND OPTIONAL PREPAYMENT:

Mandatory: The Revolving Loans shall be prepaid to the extent that the aggregate outstanding principal amount of Revolving Loans exceed the Borrowing Base.

In addition, the following mandatory prepayments will be included in the definitive loan documentation: (i) issuance of debt (not permitted by the definitive loan documentation), (ii)

50% of net cash proceeds from any equity issuance by a Borrower (excluding issuances to another Loan Party, issuances to Wellspring and issuances to any officer or director of a Loan Party), (iii) 50% of excess cash flow (to be defined in the definitive loan documentation) subject to two leverage-based step-downs to be mutually agreed upon, provided, that the excess cash flow mandatory prepayment shall be reduced on a dollar for dollar basis by the amount of any voluntary Term Loan prepayments made during the applicable period, (iv) sale of assets generating net cash proceeds in excess of $250,000 in the aggregate in any fiscal year, and (v) casualty events, receipt of tax refunds, receipt of proceeds from insurance and other extraordinary receipts, in each case, subject to customary exceptions and reinvestment rights to be negotiated. Application of such prepayments among the Loans shall be set forth in the definitive loan documents. All mandatory prepayments of the Term Loan shall be applied pro rata to the installments of the Term Loan.

Optional: The Borrowers may prepay the Revolving Loans, reduce the commitments under the Revolving Credit Facility, and prepay the Term Loan, in whole at any time or in part from time to time, subject, in the case of the reduction or termination of the commitments under Revolving Credit Facility and the prepayment of the Term Loan, to the prepayment premium referred to below. Any optional prepayment of the Term Loan shall be applied pro rata to the installments of the Term Loan.

Prepayment Premium: Termination or reduction of the commitments under the Revolving Credit Facility and any prepayment (other than a prepayment made in connection with an excess cash flow sweep) of the Term Loan at any time prior to the Maturity Date shall be subject to an early termination fee equal to the sum of the amount of such reduction of the commitments under the Revolving Credit Facility (or, in the case of termination of the Revolving Credit Facility, the total amount of the Revolving Credit Facility immediately prior to such termination) and the principal amount of such prepayment of the Term Loan multiplied by (i) 4.00%, in the event that such termination or reduction and prepayment occurs on or before the first anniversary of the Closing Date and (ii) 2.00% in the event that such termination or reduction and prepayment occurs after the first anniversary of the Closing Date and on or before the second anniversary of the Closing Date. No such termination fee will be payable for any termination or reduction of the commitments under the Revolving Credit Facility or prepayment of the Term Loan occurring after the second anniversary of the Closing Date.

MATURITY/ AMORTIZATION:	All Loans and all other obligations outstanding under the Financing Facility shall be payable in full on the Maturity Date.

The Term Loan shall amortize on a quarterly basis, commencing the first full quarter after the Closing Date, in $500,000 installments for the initial 8 quarterly payments and, thereafter, $1,000,000 installments; provided, that, the final installment shall be equal to the aggregate principal amount of the Term Loan then outstanding.

CLOSING DATE:	The first date on which all definitive loan documentation reasonably satisfactory to the Lender (the “Loan Documents”) is executed by the Loan Parties and the Lender and all conditions precedent set forth in such Loan Documents shall have been satisfied, which date shall not be later than December 1, 2010, unless otherwise agreed in writing by the Lender and the Company (the “Closing Date”).

COLLATERAL:	All obligations of the Loan Parties to the Lender shall be secured by a perfected, first priority lien on (subject to customary permitted liens and thresholds to be mutually agreed upon) and security interest in substantially all of the Loan Parties’ now owned and hereafter acquired assets, including, without limitation (other than as set forth in this sentence), all material owned real property (including a second priority lien on Omni’s corporate headquarters to the extent approved by the first lien mortgage-holder of such property)[2], fixtures, accounts, inventory, equipment, documents, general intangibles, payment intangibles, contract rights, chattel paper, instruments, investment property, commercial tort claims, trademarks, copyrights, patents and other intellectual property, motor vehicles and other assets subject to a certificate of title, deposit accounts, cash and cash equivalents and all other assets and property of the Loan Parties, real and personal, tangible and intangible, and all proceeds thereof, including, without limitation, all of the capital stock or other equity interests of each subsidiary of the Borrowers, but excluding leasehold interests and other customary excluded assets to be mutually agreed upon (it being understood that to the extent any collateral (other than collateral that can be perfected by the filing of a UCC-1 financing statement or the delivery of stock certificates of the Loan Parties) is not provided on the Closing Date after the Loan Parties have used commercially reasonable efforts to do so, the delivery of such collateral shall not constitute a condition

[2]

For the avoidance of doubt, the Lender will obtain mortgages on the following properties: Carencro, LA (second priority lien to the extent approved by the first lien mortgage holder), Sweetwater County, WY (first priority lien), Shelby, TX (first priority lien) and Navasota, TX (first priority lien).

	precedent to the availability of the Financing Facility on the Closing Date) (the “Collateral”); provided, that (i) Loan Parties shall only be required to pledge 65% of the capital stock or other equity interests of each first tier foreign subsidiary of the Borrowers and (ii) perfection of the Lender’s lien on material owned real property, deposit accounts and motor vehicles and other assets subject to a certificate of title may occur within (A) forty-five (45) days in the case of deposit accounts and (B) seventy-five (75) days in the case of motor vehicles, other assets subject to a certificate of title and material owned real property, in each case, after the Closing Date (or such longer period as the Lender shall approve in its reasonable discretion) provided the Borrowers use commercially reasonable efforts to cause the Lender’s lien on such assets to be perfected on the Closing Date.

	All Loans, all costs, fees and expenses of the Lender and all other obligations owed to the Lender shall be secured as described above and shall be charged to the loan account to be established under the Financing Facility.

INTEREST:	The Loans shall bear interest at a rate per annum equal to LIBOR (as hereinafter defined) plus a margin determined in accordance with the following grid:

	Maximum Senior Net Debt3/EBITDA	Percentage

	Greater than or equal to 2.375:1.00	7.25%

	Less than 2.375:1.00 but greater than or equal to 2.00:1.00	6.75%

	Less than 2.00:1.00	6.25%

For the avoidance of doubt, the interest margins set forth above (i) shall be calculated based upon the quarterly financial statements furnished to the Lender in accordance with the terms of the Loan Documents, (ii) shall adjust quarterly after the one-year anniversary of the Closing Date, and (iii) shall be fixed at 7.25% during the one year period after the Closing Date.

As used herein, “LIBOR” means the rate of interest determined by the Lender in accordance with its customary procedures, to be the rate at which dollar deposits are offered to major banks in the London interbank market for interest periods of 1, 2, 3 or 6 months, as selected by the Borrowers, adjusted by the reserve

[3]	Senior debt to include all indebtedness senior to or pari passu with the Loans, less the amount of all cash held in Controlled Accounts.

percentage prescribed by governmental authorities as reasonably determined by the Lender, provided that at no time shall LIBOR be less than 1.75%.

The Lender’s obligation to provide Loans of a type bearing interest calculated based upon LIBOR (“LIBOR Loans”) shall be subject to the following: (i) not more than five (5) separate interest periods may be in effect for LIBOR Loans at any one time, and (ii) the Borrowers shall be responsible for any breakage fees, yield maintenance and other associated costs (which, for the avoidance of doubt, shall not include loss of applicable margin), as reasonably determined by the Lender.

All interest and fees shall be computed on the basis of a year of 360 days for the actual days elapsed. If any event of default shall occur and be continuing, interest shall accrue at a rate per annum equal to 2% in excess of the rate of interest otherwise in effect. All interest shall accrue from the Closing Date and shall be payable in cash monthly in arrears, provided that interest that accrues at the default rate shall be payable on demand.

CASH MANAGEMENT:	Within 45 days after the Closing Date and subject to customary exclusions to be mutually agreed upon (including, without limitation, payroll accounts and accounts with de minimus balances to be mutually agreed upon), the Loan Parties shall deliver control agreements in favor of the Lender, which will provide springing dominion over each agreed upon deposit accounts owned by a Loan Party (collectively, the “Controlled Accounts”).

FEES:	Closing Fee:	[Redacted] earned in full, nonrefundable and payable on the Closing Date.

	Commitment Fee:	[Redacted] earned in full, non-refundable and payable on the Closing Date or if the Closing Date does not occur, promptly following the date the Company or any of its affiliates either (i) receives the Company Termination Fee (as defined in the Acquisition Agreement) (if any) or (ii) consummates the Acquisition without the use of the Financing Facility.

	Unused Line Fee:	[Redacted] on the unused portion of the Revolving Credit Facility, payable monthly in arrears.

	Loan Servicing Fee:	[Redacted] per month, payable monthly in advance.

USE OF PROCEEDS:	The Loans under the Financing Facility shall be used (i) to fund a portion of the purchase price of the Acquisition, (ii) to pay fees and expenses related to the financing contemplated by the Commitment Letter and Acquisition, and (iii) to fund the Borrowers’ ongoing working capital requirements.

CONDITIONS PRECEDENT:	The obligation of the Lender to make the initial Loans or other financial accommodations under the Financing Facility on the Closing Date will be subject to the following conditions precedent:

(a)    Execution and delivery of appropriate legal documentation in form and substance reasonably satisfactory to the Lender and the satisfaction in the Lender’s reasonable opinion of the conditions precedent contained in the Commitment Letter and the Term Sheet.

(b)    Subject to the provisions and limitations set forth in paragraph 6 of the Commitment Letter and in the “Collateral” section of the Term Sheet, the Lender shall have been granted a perfected, first priority lien on all Collateral, and shall have received UCC, tax and judgment lien searches and other appropriate evidence, evidencing the absence of any other liens on the Collateral, other than existing liens acceptable to the Lender in its reasonable discretion and customary permitted liens.

(c)    Opinions from the Loan Parties’ counsel (including, without limitation, Louisiana local counsel and local counsel in all other relevant jurisdictions) as to such matters customary for facilities of this type as the Lender and its counsel may reasonably request.

(d)    Each Loan Party shall be in good standing in its respective jurisdiction of organization and duly qualified to do business in each other jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, except, in each case, where the failure to do so could not reasonably be expected to result in a material adverse change on the Loan Parties, taken as a whole.

(e)    Customary insurance for facilities of this type; such insurance to include liability insurance for which the Lender will be named as an additional insured and property insurance with respect to the Collateral for which the Lender will be named as loss payee.

(f)     All consents, approvals and actions of, filings with, and notices to, all Governmental Entities (as defined in the Acquisition Agreement as in effect on the date hereof) required of the Parent (as defined in the Acquisition Agreement as in effect on the date hereof), the Company, or Omni or any of their respective subsidiaries or other affiliates in connection with the transactions contemplated by the Acquisition Agreement and the Financing Facility shall have been made, obtained or effected, as the case may be, and the Acquisition Agreement shall have been adopted at the Special Meeting (as defined in the Acquisition Agreement as in effect on the date hereof) (or any adjournment thereof) by the Required Vote (as defined in the Acquisition Agreement as in effect on the date hereof).

(g)    There shall not be pending or threatened any Action (as defined in the Acquisition Agreement) by any governmental entity (i) challenging the transaction contemplated by the Acquisition Agreement or the Financing Facility, (ii) seeking to prohibit or materially limit the ownership or operation by the Company, the Borrowers or any of their respective subsidiaries of any portion of any business or of any properties or assets of the Company, the Borrowers or any of their respective subsidiaries, or to compel the Company, the Borrowers or any of their respective subsidiaries to divest or hold separate any portion of any business or of any properties or assets of the Company, the Borrowers or any of their respective subsidiaries, as a result of the Merger (as defined in the Acquisition Agreement as in effect on the date hereof), (iii) seeking to prohibit the Company or any of its Subsidiaries from effectively controlling in any material respect the business or operations of the Borrowers or any of their respective subsidiaries or (iv) otherwise having, or being reasonably expected to have, in the reasonable opinion of the Lender, a Company Material Adverse Effect (as defined in the Acquisition Agreement as in effect on the date hereof).

(h)    No Order (as defined in the Acquisition Agreement) or Law (as defined in the Acquisition Agreement) shall be in effect that has the effect of making the Acquisition or the other transactions contemplated by the Acquisition Agreement illegal or that otherwise restrains, prevents or restricts the consummation of the Acquisition or the other transactions contemplated by the Acquisition Agreement.

(i)     The Loan Parties shall have paid to the Lender all fees and expenses then owing to the Lender, including, without limitation, all audit fees, reasonable and documented attorneys’ fees of one outside counsel and one local counsel for each relevant jurisdiction, search fees, title fees and documentation and filing fees.

(j)     The Lender shall have received evidence that the Equity Investment has been made on or prior to the Closing Date and shall be reasonably satisfied with the terms of the Equity Investment.

(k)    The Lender shall be reasonably satisfied with the terms of the acquisition agreement governing the Acquisition and the disclosure schedules thereto (it being agreed that the acquisition agreement, dated as of the date hereof, is reasonably satisfactory to the Lender), and any amendments, supplements or waivers that are not materially adverse to the Lender shall be deemed satisfactory to the Lender, as reasonably determined by the Lender (as amended, supplemented or otherwise modified in accordance with this sentence, the “Acquisition Agreement”), provided, that the Company shall not, without Lender's written consent, (i) waive non-compliance with any representation or warranty made by Borrowers described in paragraph 6, clause (i), of the Commitment Letter, or (ii) decrease the amount of the Merger Consideration by more than 15% (as defined in the Acquisition Agreement as in effect on the date hereof).

(l)     The Acquisition shall have been, or shall concurrently with the funding of the Loans be, consummated in accordance with the terms of the Acquisition Agreement and in compliance with applicable law and regulatory approvals.

(m) The Lender shall have received such financial and other information regarding the Loan Parties as the Lender may reasonably request.

(n) The Loan Parties shall have satisfied the conditions precedent set forth on Exhibit C to the Commitment Letter.

REPRESENTATIONS AND WARRANTIES:	Subject to the provisions and limitations set forth in paragraph 6 of the Commitment Letter, usual representations and warranties, including, but not limited to (subject to exceptions and thresholds to be agreed): corporate existence and good standing, authority to enter into loan documentation, governmental approvals, enforceability of Loan Documents, capitalization, litigation and commercial tort claims, financial statements, non-violation of other agreements, compliance with environmental, pension and other laws, ERISA, taxes, Regulations T, U and X, nature of business, permits, real property, insurance, use of proceeds, solvency on a consolidated basis, location of Collateral, material contracts, intellectual property, customers and suppliers, absence of a Company Material Adverse Effect, absence of default or events of default under the Financing Facility and priority of the Lender’s liens.

COVENANTS:
Subject to exceptions and qualifications to be mutually agreed upon, usual covenants for facilities of this type, including, but not limited to, provision of financial statements, notices of litigation, defaults and events of default and other information, compliance with laws, preservation of existence, books and records, inspection of properties, maintenance of properties and insurance, obtaining of permits, change in Collateral locations, commercially reasonable efforts to obtain landlord waivers and collateral access agreements, after acquired real property, fiscal year, Borrowing Base compliance, and limitations with respect to liens and encumbrances, indebtedness (with exceptions for, among other things, the indebtedness set forth on Schedule I to the Term Sheet), dispositions, dividends (with exceptions for, among other things, dividends payable (in the absence of any continuing event of default) under the Series A Exchangeable Preferred Stock to be issued by Omni or a parent of Omni) and retirement of capital stock and management fees and certain other payments, issuance of capital stock, guarantees, sale and lease back transactions, consolidations and mergers, investments (provided that acquisitions and joint ventures shall be permitted subject to customary conditions to be mutually agreed upon), loans and advances, change in nature of business, modifications of material contracts, organization documents and certain other agreements, compromise of accounts receivable, non-compliance with pension, environmental and other laws, capital leases (with exceptions for, among other things, the capital leases set forth on Schedule I to the Term Sheet), transactions with affiliates and prepayment of other indebtedness.

Solely the following financial covenants, to be tested quarterly beginning at the end of the first quarter following the Closing Date:

- Maximum Senior Net Debt4/EBITDA not to exceed as at the last day of any fiscal quarter ending on any date set forth below (to the extent such date occurs after the Closing Date) the ratio set forth below:

Date	Maximum Senior Net Debt/EBITDA
September 30, 2010	3.25:1.00
December 31, 2010	3.25:1.00
March 31, 2011	3.25:1.00
June 30, 2011	3.25:1.00
September 30, 2011	3.00:1.00
December 31, 2011	3.00:1.00
March 31, 2012	3.00:1.00
June 30, 2012	3.00:1.00
September 30, 2012	2.75:1.00
December 31, 2012	2.75:1.00
March 31, 2013	2.75:1.00
June 30, 2013	2.75:1.00
September 30, 2013 and thereafter	2.50:1.00

- minimum fixed charge coverage ratio as at the last day of any fiscal quarter of not less than 1.1x (excluding any paid-in-kind interest payments made by the Loan Parties).

Each of the ratios referred to above will be calculated on a consolidated basis for each consecutive four fiscal quarter period, and will be calculated giving pro forma effect to acquisitions and dispositions as if they occurred at the beginning of such period.

For the first four quarters after the Closing Date, the Borrowers shall be given pro forma credit for certain items to be mutually agreed upon, including such items set forth on Schedule II to the Term Sheet (which schedule shall be updated to reflect any additional relevant quarters, it being understood that such updated information shall be mutually agreed upon), which schedule includes, among other things, the estimated adjustments for that certain fluid handling business located in Texas proposed to be acquired by Omni.

[4]	Senior debt to include all indebtedness senior to or pari passu with the Loans, less the amount of all cash held in Controlled Accounts.

Financial reporting to include: (i) annual, audited financial statements, (ii) quarterly, internally prepared, financial statements, (iii) monthly, internally prepared, financial statements, (iv) an annual budget, which shall include projected monthly balance sheet, profit and loss and cash flow figures, (v) monthly borrowing base certificate so long as availability under the Revolving Credit Facility exceeds $10,000,000, otherwise weekly borrowing base certification together with all supporting information reasonably requested by the Lender, and (vi) other customary reporting as reasonably required by the Lender.

EVENTS OF DEFAULT:	Usual events of default (subject to grace periods and materiality thresholds to be mutually agreed upon), including, but not limited to, payment, cross-default, violation of covenants, breach of representations or warranties, bankruptcy or insolvency, invalidity of any provision of any Loan Document, invalidity of lien on any Collateral, failure to comply with cash management agreements, judgment, ERISA, environmental, cessation of a substantial part of the Loan Parties’ business, loss or suspension of material licenses or permits, indictment of a Loan Party or a proceeding in which penalties or remedies include forfeiture of a material portion of property, material adverse change and change of control.

GOVERNING LAW:	All documentation in connection with the Financing Facility shall be governed by the laws of the State of New York.

ASSIGNMENTS, PARTICIPATIONS:	The Lender may sell or assign to one or more other persons a portion of its loans or commitments under the Financing Facility without the consent of the Loan Parties. The Borrowers, Wellspring and their respective affiliates shall be deemed to be eligible assignees; provided, that such eligible assignees shall have no voting rights unless otherwise approved by the Lender. The Lender may also sell participations in its loans and commitments under the Financing Facility without the consent of the Loan Parties.

Notwithstanding the foregoing, other than during the continuance of an event of default, assignments and participations shall not be permitted to ineligible institutions (that were designated in writing by Wellspring and delivered to the Lender prior to the date the Commitment Letter is executed as such list of ineligible institutions may be modified or supplemented from time to time with the Lender’s written consent (not to be unreasonably withheld or delayed)).

OUT-OF-POCKET EXPENSES:	The Borrowers shall pay promptly but in any event within ten (10) days of delivery of an invoice, all reasonable and documented fees, costs and expenses of the Lender (including reasonable and documented legal fees of one outside counsel and one local counsel in each relevant jurisdiction, field examination fees, appraisal and valuation fees, search fees, filing fees, and documentation fees, and out-of-pocket expenses in excess of the Deposit), incurred in connection with the Commitment Letter or this Term Sheet and the transactions contemplated by the Commitment Letter and this Term Sheet, whether or not such transactions close; provided, (i) the Lender will provide the Company and Wellspring with written notice prior to the occurrence by or on behalf of the Lender of Expenses in an amount greater than the Deposit, and (ii) the Company shall not be responsible for the portion of Expenses (if any) incurred prior to the signing of the Commitment Letter that exceeds the amount of the Deposit.

YANK A BANK:	The Financing Facility will include customary “yank-a-bank” provisions.

Exhibit C

OMNI Energy Services Corp.

Additional Conditions Precedent to Closing

In addition to the conditions precedent set forth under “Conditions Precedent” in Exhibit B, the initial extensions of credit under the Financing Facility will also be subject to the following conditions:

1. (i) the Specified Representations and the representations described in clause (i)(A) of paragraph 6 of the Commitment Letter are true and correct in all material respects (except that such materiality qualifier shall not be applicable to representations or warranties that already are qualified or modified as to “materiality” or “Company Material Adverse Effect” in the text thereof, which representations and warranties shall be true and correct in all respects subject to such qualifications) on and as of the Closing Date as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date in which case such representations and warranties shall have been true and correct on such earlier date and (ii) subject to paragraph 6 of the Commitment Letter, no default or event of default shall have occurred and be continuing on the Closing Date or would result from the Acquisition Agreement or the Financing Facility or any other loan document entered into in connection with the Financing Facility becoming effective in accordance with its or their respective terms.

2. The making of the initial Loans shall not contravene any law, rule or regulation applicable to the lenders under the Financing Facility.

3. The Lender shall have received on or before the Closing Date the following, each in form and substance reasonably satisfactory to the Lender and, unless indicated otherwise, dated as of the Closing Date:

(a) a UCC filing authorization letter, duly executed by each Loan Party, together with appropriate financing statements on Form UCC-1 duly filed in such office or offices as may be necessary or, in the reasonable opinion of the Lender, desirable to perfect the security interests on the Collateral;

(b) a copy of the resolutions of each Loan Party, certified as of the Closing Date by an authorized officer thereof, authorizing (A) the borrowings under the Financing Facility and the transactions contemplated by the loan documents to which such Loan Party is or will be a party, and (B) the execution, delivery and performance by such Loan Party of each loan document to which such Loan Party is or will be a party and the execution and delivery of the other documents to be delivered by such person in connection therewith, including the Acquisition Agreement;

(c) a certificate of an authorized officer of each Loan Party, certifying the names and true signatures of the representatives of such Loan Party authorized to sign each loan document to which such Loan Party is or will be a party and the other documents to be executed and delivered by such Loan Party in connection therewith, together with evidence of the incumbency of such authorized officers;

(d) a true and complete copy of the charter, certificate of formation, certificate of limited partnership or other publicly filed organizational document of each Loan Party certified as of a recent date not more than 30 days prior to the Closing Date by an appropriate official of the state of organization of such Loan Party which shall set forth the same complete name of such Loan Party and the organizational number of such Loan Party, if an organized number is issued in such jurisdiction;

(e) a copy of the by-laws, limited liability company agreement, operating agreement, agreement of limited partnership or other organizational document of each Loan Party, together with all amendments thereto, certified as of the Closing Date by an authorized officer of such Loan Party;

(f) a certificate of an authorized officer of each Loan Party, certifying on behalf of the Loan Parties, as to the matters set forth in section (1) above;

(g) a certificate of the chief financial officer of each Loan Party, certifying on behalf of the Loan Parties, as to the solvency of the Loan Parties (on a consolidated basis), which certificate shall be reasonably satisfactory in form and substance to the Lender:

(h) a termination and release agreement with respect to the Amended and Restated Loan and Security Agreement, dated as of April 23, 2008 (as amended, restated, modified or supplemented from time to time, the “Existing Loan Agreement”), by and among the Company, the other credit parties party thereto, the lenders party thereto (the “Existing Lenders”) and Fifth Third Bank, as agent, and all related documents, duly executed by the Loan Parties and the Existing Lenders (which termination and release agreement may provide for a release and indemnification provision contemplated by Section 10 of the Existing Loan Agreement), together with a satisfaction of mortgages filed by the Existing Lenders on the Facility and UCC-3 termination statements for all UCC-1 financing statements filed by the Existing Lenders in connection with the Existing Loan Agreement and covering any portion of the Collateral; and

(i) a certificate of the chief executive officer or the chief financial officer of Omni, certifying on behalf of Omni, that attached thereto are complete and correct copies of the Acquisition Agreement and all related documents entered into (or to be entered into) in connection with the Acquisition.

4. After giving effect to all Loans to be made on the Closing Date, no more than $5,000,000 of Revolving Loans shall be drawn on the Closing Date.

Schedule I

Indebtedness

1.	(a)	Promissory Note (Seller Note No. 1), dated February 9, 2006 (as amended, restated or otherwise modified from time to time), executed by Omni Energy Services Corp. in favor of Robert H. Rhyne, Jr. and Brent Trauth (the “First Preheat Note”);

	(b)	Promissory Note (Seller Note No. 2), dated February 9, 2006 (as amended, restated or otherwise modified form time to time), executed by Omni Energy Services Corp. in favor of Robert H. Rhyne, Jr. and Brent Trauth (the “Second Preheat Note”); and

	(c)	Key Employee Escrow Agreement Promissory Note, dated February 9, 2006 (as amended, restated or otherwise modified from time to time), executed by Omni Energy Services Corp in favor of Jeff W. Elmore, the Milling Firm as Escrow Agent (the “Third Preheat Note,” and together with the First Preheat Note and the Second Preheat Note, the “Preheat Notes”).

2. Promissory Note, dated July 1, 2003 (as amended, restated or otherwise modified from time to time), executed by Omni Energy Services Corp., in favor of Zions First National Bank relating to the real property located in Carencro, Louisiana or any replacement first lien indebtedness securing such property, provided, that any replacement first lien securing such property will be conditioned upon the Lender obtaining a second lien securing such property.

3. The following capital leases outstanding as of the date hereof:

(a)	Loan and Security Agreement, dated as of September 29, 2006, by and between The CIT Group/Equipment Financing, Inc. and Preheat, Inc. (as amended, supplemented or otherwise modified from time to time);

(b)	Master Equipment Lease Agreement, dated as of January 30, 2007, by and between Citicorp Leasing, Inc. and Preheat, Inc. (as amended, supplemented or otherwise modified from time to time);

(c)	Equity Lease Agreement, dated as of July 31, 2009, by and between Southland Idealease, LLC and Charles Holston, Inc. (as amended, supplemented or otherwise modified from time to time);

(d)	Equipment Lease Agreement, dated as of October 23, 2006, by and between De Lage Landen Financial Services, Inc and Preheat, Inc. (as amended, supplemented or otherwise modified from time to time);

(e)	Equipment Master Lease Agreement, dated as of July 6, 2009, between MobiLease, Inc. and Trussco, Inc. (as amended, supplemented or otherwise modified from time to time); [5]

(f)	Vehicle Master Lease Agreement, dated as of July 27, 2009, by and between MobiLease, Inc. and Charles Holston, Inc. as assignee of Trussco, Inc. (as amended, supplemented or otherwise modified from time to time);[6]

(g)	Vehicle Master Lease Agreement, dated as of March 1, 2007, by and between MobiLease, Inc. and Omni Seismic Drilling Services Corp. (as amended, supplemented or otherwise modified from time to time);

(h)	Equipment Rental Agreements, dated as of November 9, 2009, by and between Four Seasons Equipment, Inc. and Omni Energy Seismic Services LLC (as amended, supplemented or otherwise modified from time to time);[7]

(i)	Equipment Sales/Lease Agreement, dated as of March 26, 2010, by and between Universal ComOne Louisiana, L.L.C. and Omni Energy Services Corp. (as amended, supplemented or otherwise modified from time to time);

(j)	Security Agreement, dated as of December 7, 2006, by and between Peterbilt of Lafayette, L.L.C. and Omni Energy Services Corp. (as amended, supplemented or otherwise modified from time to time); and

(k)	Sunbelt Equipment Marketing Equipment Rental Agreements, dated as of April 20, 2010, by and between Sunbelt Equipment Marketing, Inc. and Omni Energy Seismic Services, LLC (as amended, supplemented or otherwise modified from time to time)[8].

[5]	All payments made under the Equipment Master Lease Agreement are guaranteed by Omni Energy Services Corp.
[6]	All payments made under the Vehicle Master Lease Agreement are guaranteed by Omni Energy Services Corp.
[7]	Note: there are 7 identical agreements, one for each vehicle.
[8]	Note: there are 8 identical agreements, one for each vehicle.

Schedule II

Financial Results

	2009			Q1 2010	LTM Q1 2010
	Q2	Q3	Q4
EBITDA (1)	$6.5	$3.6	$3.7	$3.2	$17.0
KPMG QofE Adjustments	($0.1)	($0.3)	$0.2	$0.1	($0.1)
KPMG QofE Transaction Adjustments	$0.5	$0.5	$0.5	$0.5	$2.2
KPMG QofE Adjusted EBITDA	$7.0	$3.8	$4.4	$3.9	$19.1

Keeton Adjustment (Diligence in Process, amounts to be updated and mutually agreed upon to reflect actual results following completion of diligence)	$0.2	$0.2	$0.2	$0.2	$0.8

Pro Forma EBITDA	$7.2	$4.0	$4.6	$4.1	$19.9

(1)	includes adjustments for non-cash stock compensation expenses and Q2 2009 one-time bad debt.

Note: The second half of 2010 will reflect transaction-related expenses (i.e. fairness opinion, etc...) and PWC costs related to the accounting treatment of seller notes.

C-5